This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

December 1, 2003

3.

Press Release

The press release was issued on December 1, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU-TSX) announces  initial assay results received to date as part of the 14,000 meter drill program currently underway at the Company’s 90% owned Bisha Project in Eritrea.   The results from the NW Zone confirm the new massive sulphide zone and also confirm the extension of the main Bisha Zone an additional 200 meters to the south.  A total of 133 holes have now been completed in the Bisha area for a total of approximately 11,000 meters.  Assays from these holes will be released as they are completed and made available to the Company.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on December 1, 2003.

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

INITIAL ASSAY RESULTS CONFIRMS NEW DISCOVERY AT THE BISHA PROJECT, ERITREA

December 1, 2003

Nevsun Resources Ltd. (NSU-TSX) announces  initial assay results received to date as part of the 14,000 meter drill program currently underway at the Company’s 90% owned Bisha Project in Eritrea. Bill Nielsen, Nevsun’s VP of Exploration states, "We are very encouraged by the results, especially from the NW Zone as they confirm the discovery of a new massive sulphide zone at the Bisha Project."  These results also confirm the extension of the main Bisha Zone an additional 200 meters to the south.

At the Bisha Main Zone assays from 7 holes have been received. Hole B-58 and B-64 did not intersect significant mineralization. Hole B-59 was lost at a shallow depth due to technical difficulties. Holes B-63 B-65, B-68 and B-69 extended the sulphide body an additional 200 meters to the south. Subsequent drilling has extended the zone an additional 50 meters to the south and to depths of 200 meters vertically. The massive sulphide mineralization at the Bisha Main Zone has now been intersected over a strike length of 1.15 km.

It should be noted that the main target for most of these holes was the primary massive sulphide zones and not the gold bearing oxide zones at surface. The reason for initially targeting the primary zones is that these represent the geophysical targets for spotting drill holes, especially in areas of alluvial cover such as encountered in the southern area of the Bisha Main Zone. The Company uses successful drill intercepts in the massive sulphides to recognize the notional foot wall and hanging wall of the structure to then step up and subsequently be able to more accurately target any overlying supergene and gold bearing oxide zones. This is considered to be an efficient and cost effective strategy.

Main Zone

Hole #	From	To	Interval (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Zone	Section
B-59*	46.0	52.0	6.0	6.45	12.0	0.05	0.05	0.10	O	1716250
B-61	46.0	64.0	18.0	12.69	71.5	0.07	0.05	0.06	O	1716250
and	64.0	100.0	36.0	0.38	8.3	1.05	0.02	0.01	S
B-63	60.5	68.5	8.0	0.32	30.2	4.74	0.30	0.80	S	1715350
and	68.5	104.5	36.0	0.92	43.3	1.18	0.42	6.25	P
B-65	52.0	78.2	26.2	0.88	72.5	10.29	0.37	0.25	S	1715300
and	78.2	83.5	5.3	0.08	6.0	1.56	0.01	0.05	S/Str

B-68	76.0	86.5	10.5	0.12	6.7	0.19	0.02	2.03	S	1715200
and	86.5	93.4	5.4	0.46	44.4	1.51	0.00	0.30	P
and	93.4	99.25	5.85	0.27	58.7	0.27	0.84	17.73	P
and	111.9	113.5	2.75	0.59	44.5	0.04	0.36	18.68	P
B-69	82.0	90.8	8.8	0.61	40.1	0.98	0.02	1.37	P/Str	1715200
B-71	52.0	79.0	27.0	0.83	21.3	1.15	0.03	0.02	S	1715550
and	79.0	113.5	34.5	0.82	33.9	0.63	0.17	4.49	P
and	143.5	166.0	22.5	0.64	71.3	1.13	0.47	11.96	P
and	166.0	181.3	15.3	1.23	66.5	3.03	0.01	0.89	P

O=Oxide, S= Supergene, P=Primary, Str = Stringers  * B -59 lost at 52.0 meters

Current work is concentrating on infill drilling of the Main Zone at 25 and 50 meter centers as well as further defining the overall configuration of the deposit.

At the NW Zone a total of 12 holes have been drilled. Initial drilling tested several geophysical targets (Pulse EM) before the discovery hole (B-56) intersected massive sulphide mineralization. Holes B-54, B-55, B-57 and B-62 did not intersect sulphide mineralization. However, subsequent drilling has defined the northeast trending zone over a strike length of 200 meters and is still open to the south and north. In several instances it is interpreted that a later felsic dyke has cut the massive sulphide mineralization and that initial holes missed the target due to interference from the dyke. Down-hole EM survey work is planned in order to determine the directional orientation of the sulphide body. Later drilling in January will target the down-hole EM targets.

A summary of 6 holes, drilled on 3 sections is as follows:

NW Zone

Hole #	From (m)	To (m)	Interval (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Zone	Section
B-56	63.6	90.5	26.9	0.07	6.6	0.74	0.01	0.00	P	1717800
and	113.0	152.0	39.0	0.21	4.5	0.52	0.01	0.19	P
B-60	73.5	79.75	6.25	0.23	12.0	1.28	0.00	0.00	S	1717800
B-66	88.0	91.1	3.1	0.85	38.9	6.07	0.02	0.02	S/Str	1717700
and	91.1	107.3	16.2	0.98	10.9	1.79	0.00	0.01	S
and	107.3	113.4	6.1	6.01	28.2	1.04	0.01	0.09	Str

and	113.4	135.5	22.1	0.33	10.9	0.80	0.01	0.06	P
and	135.5	175.0	39.5	0.06	1.8	0.39	0.00	0.03	Str
B-70	10.0	28.0	18.0	0.95	74.0	0.04	0.03	0.03	O	1717700
and	52.0	55.0	3.0	14.3	6.0	0.01	0.01	0.00	Str
and	77.5	103.0	25.5	0.07	4.9	0.69	0.01	0.01	S
and	128.5	131.5	3.0	6.31	13.0	0.00	0.02	0.04	Str
and	144.85	149.12	4.27	7.33	19.30	0.02	0.01	0.02	Str
B-73	107.5	131.75	24.25	0.76	6.8	0.77	0.00	0.03	P	1717650
and	131.75	148.0	16.25	0.08	2.4	0.59	0.00	0.03	Str
B-75	55.0	61.0	6.0	29.1	27.3	0.01	0.03	0.01	Str	1717650
and	61.0	107.0	46.0	0.13	5.4	0.78	0.01	0.01	S
and	107.0	122.5	15.5	0.10	0.26	0.58	0.03	0.03	Str
and	139.0	143.5	4.5	6.74	12.7	0.01	0.01	0.05	Str

O = Oxide, S = Supergene, P = Primary, Str = stringers

Note: For Hole B-75 additional core is being assayed above 55.0m.  For Hole B-70 additional core is being assayed above 52.0 meters

In contrast to the Main Zone there appears to be significant gold values associated with some stringer sulphide sections at the NW Zone. Lead, silver and zinc values are anomalously low and the supergene copper zone appears to be deeper seated than at the Main Zone.

A total of 133 holes have now been completed in the Bisha area for a total of approximately 11,000 meters.  Assays from these holes will be released as they are completed and made available to the Company.

Bill Nielsen, Vice-President of Exploration for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Nevsun implemented a QA/QC program, consisting of certified standards, for the drill program. The analytical methods used for gold and silver are fire assay with atomic absorption or gravimetric finish. Induced Coupled Plasma (ICP) is used for silver trace level values. The analytical methods used for the base metals are aqua-regia digestion and atomic absorption finish or ICP for trace level values. Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Plans for the 2004 drill program are well advanced. A minimum of 20,000 meters of diamond drilling and 10,000 meters of reverse circulation are anticipated to continue both infill and exploration drilling at targets within the Bisha Property. A reverse circulation drill rig has been contracted to begin work in late January to complete infill drilling of the Main Zone and NW Zone.

Snowden Mining Industry Consultants has been contracted to carry out an independent resource calculation based on drilling completed up until June 2003. They have recommended that Nevsun complete further infill drilling on the Bisha Main Zone in order to produce an indicated resource estimate rather than an inferred estimate, thus allowing Nevsun to proceed more quickly to a feasibility study. Based on this recommendation, the resource estimate will not be completed until March, 2004.

Forward Looking Statements:The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com

Nevsun Resources Ltd
Bisha Project
Bisha Main
Drill Plan
338600 E
338800 E
339000 E
339200 E
339400 E
339600 E
1716400 N
1716200 N
1716000 N
1715800 N
1715600 N
1715400 N
1715200 N
metre

337600 E
337800 E
338000 E
338200 E
338400 E
338600 E
338800 E
1718000 N
1717800 N
1717600 N
1717400 N
1717200 N
Nortwest Zone
B-83
B-54
B-80
B-62
B-56
B-60
B-55
B-70
B-66
B-75
B-73
B-77
B-57
B-79
B-123
B-122
Nevsun Resources Ltd
Bisha Project
Northwest Zone
Drill Plan